UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                           SCHEDULE 13G
              Under the Securities Exchange Act of 1934

                           Amendment No.:

                          BRITESMILE, INC.
                         (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    (Title of Class of Securities)

                             110415205
                          (CUSIP Number)

                           MAY 31, 2005
      (Date of Event Which Requires Filing of This Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                        [ x ] Rule 13d-1(b)
                         [ ] Rule 13d-1(c)
                         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  110415205

1. Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Pequot Capital Management, Inc.
       06-1524885

2.     Check the Appropriate Box if a Member of a Group a. b.

3.     SEC Use Only

4.     Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With

       5. Sole Voting Power: 818,637

       6. Shared Voting Power: 0

       7. Sole Dispositive Power: 818,637

       8. Shared Dispositive Power: 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person 818,637

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9): 7.7%

12. Type of Reporting Person (See Instructions): IA


         The Reporting Person previously filed a Schedule 13D with respect to the subject securities on February 15, 2000, as amended by a subsequent Schedule 13D/A filed by the Reporting Person on August 14, 2000. This Schedule 13G amends the previously filed Schedule 13D, as amended. Prior to May 31, 2005, an employee of the Reporting Person, Gerald A. Poch served as a director on the Board of Directors of the Issuer. Mr. Poch resigned as a director of the Issuer as of May 31, 2005.


Item 1.       (a)   Name of Issuer
                    BriteSmile, Inc. (the "Issuer")

              (b) Address of Issuer's Principal Executive Offices 490 North Wiget Lane
                    Walnut Creek, CA 94598

Item 2.       (a)   Name of Person Filing
                    Pequot Capital Management, Inc. (the "Reporting Person")

              (b) Address of Principal Business Office or, if none, Residence 500 Nyala Farm Road, Westport, CT, 06880

              (c)   Citizenship
                    Pequot Capital Management, Inc. is a Connecticut corporation.

              (d)   Title of Class of Securities
                    Common Stock, par value $0.001 per share (the
                    "Common Stock")

              (e)   CUSIP Number
                    110415205


Item 3. This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E). The Reporting Person is an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940.


Item 4.       Ownership.

              Ownership of the aggregate number and percentage of Common Stock is as follows:

              (a) Amount beneficially owned: 818,637 shares

              (b) Percent of class: 7.7%

              (c) Number of shares as to which the person has:

                    (i)      Sole power to vote or to direct the vote 818,637

                    (ii)     Shared power to vote or to direct the vote 0

                    (iii) Sole power to dispose or to direct the disposition of 818,637

                    (iv)     Shared power to dispose or to direct the
                             disposition of
                             0

              The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The Reporting Person beneficially owns 818,637 shares of Common Stock the Issuer, due to the beneficial ownership of the following: (i) 740,556 shares of Common Stock; (ii) 59,519 shares of Common Stock underlying warrants, comprised of (a) warrants to purchase 56,186 shares of Common Stock of the Issuer with an exercise price of $2.40 per share (b) warrants to purchase 3,333 shares of Common Stock of the Issuer with an exercise price of $30.00 per share (iii) 18,562 shares of Common Stock underlying options to purchase Common Stock of the Issuer representing an option to purchase 3,335 shares of Common Stock at $55.50 per share, 5,892 shares of Common Stock at $30.00 per share, 3,335 shares of Common Stock at $1.98 per share, 3,500 shares of Common Stock at $10.86 per share, and 2,500 shares of Common Stock at $5.41 per share, all of which are fully vested.


Item 5.       Ownership of Five Percent or Less of a Class.

              Not Applicable.


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              The Reporting Person is an investment adviser registered under
              Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the Common Stock which is the subject of this filing through the investment discretion the Reporting Person exercises over the Accounts. Although the Accounts do not have beneficial ownership of such Common Stock for purposes of
              Section 13 and Section 16 of the Securities Exchange Act of 1934, four Accounts of the reporting person, Pequot Private Equity Fund II, L.P., Pequot Partners Fund, L.P., Pequot International Fund, Inc., and Pequot Scout Fund, L.P. collectively owns of record more than 5% of the Issuer's outstanding securities and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

              Not Applicable.


Item 8.       Identification and Classification of Members of the Group.

              Not Applicable.


Item 9.       Notice of Dissolution of the Group.

              Not Applicable.


Item 10.      Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        June 22, 2005
        (Date)

        By: /s/ Aryeh Davis
        (Signature)

        Aryeh Davis
        Chief Operating Officer and General Counsel
        (Name/Title)